Exhibit 99.2

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
lgasper@cdcsoftware.com	mbahl@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software Estimates a 37 Percent Growth in Quarterly Sequential

License Revenue for the Fourth Quarter of 2009, including a 30

Percent Improvement in Organic License Revenue

SHANGHAI, ATLANTA – Jan. 5, 2010 – CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced that, based on preliminary financial projections and estimates, the company expects license revenue to be about $10.3 million for the fourth quarter of 2009, compared to (U.S.)$7.6 million in the third quarter of 2009, and (U.S.)$7.5 million for the average of the first three quarters of 2009.

According to First Call, the consensus analysts estimate for fourth quarter 2009 license revenue is (U.S.)$7.9 million. The company estimates that organic license revenue in the fourth quarter is projected to be about (U.S.)$9.8 million compared to (U.S.)$7.5 million, for the average of the first three quarters of 2009, a 30 percent increase.

In the fourth quarter, CDC Software expects to generate more than (U.S.)$600,000 in license sales from the three recent acquisitions completed in the fourth quarter of 2009. Without the benefit of these acquisitions, CDC Software would still be expected to report a double-digit sequential improvement in organic license sales compared to the third quarter of 2009.

For the fourth quarter 2009, license revenue from the installed customer base is expected to increase about 60 percent from the third quarter of 2009, due primarily to seasonal budgetary factors within the installed base. Of the top five deals in the fourth quarter, the leading vertical industries for the company included: high tech/software, manufacturing, life sciences, automotive and food and beverage. The percentage of license revenue from North America is expected to be about 50 percent, EMEA, 31 percent and Asia/Pacific, 19 percent.

“We are very pleased with the expected 30 percent organic license growth compared to our previous three quarters average and other robust metrics we have been seeing such as faster sales cycles and growth from virtually all of our vertical markets, which leads us to believe the enterprise software market is likely on the rebound,” said Bruce Cameron, president of CDC Software. “Additionally, we are pleased with the performance of our recently acquired companies (Activplant, Truition and gomembers) which have exceeded our internal expectations. We closed in excess of $1.0 million in software as a service (SaaS) bookings in the last month of the fourth quarter in 2009. Annualizing this $1.0 million run rate would expand our recurring revenues, which we define as SaaS revenues plus maintenance revenues, by approximately 12 percent. We expect the majority of revenue to continue to come from recurring sources considering our recent SaaS acquisitions. In fact, we expect this segment to grow as a percentage of our total revenue over time as we acquire more SaaS companies in fast growth vertical markets such as ecommerce and the Not-For-Profit.

“Finally, the focused strategy we implemented earlier this year to help maximize cross sales within our more than 6,000 customers as already been showing signs of success, as we expect an increase in fourth quarter license revenue from our installed base compared to the previous quarter.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC xAlerts (real-time supply chain event management), CDC Power (discrete ERP), CDC eCommerce, CDC NFP/NGO, CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations relating to license revenue growth and organic license sales growth in the fourth quarter of 2009, our expectations regarding increases in new logo license sales, sales to our installed base customers and our sales pipeline, our beliefs regarding license sales from newly-acquired companies including the continuation thereof, our beliefs regarding reasons for increases in revenues, our expectations regarding the geographic distribution of our revenues, our beliefs regarding our future performance and improvements in financial and business metrics, such as faster sales cycles and growth in our verticals, our beliefs regarding a possible rebound in the enterprise software market, our beliefs regarding future revenues from recurring sources and the future growth thereof, our expectations and beliefs about continuing an acquisition strategy, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; and (p) the risk that the preliminary financial results provided herein could differ from our actual results. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.